Veris Gold Corp. Announces Unaudited Year End Results for 2012

Vancouver, BC – March 19, 2013 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) today announced the unaudited financial and operating results for the fourth quarter and year ended December 31, 2012. All figures are in thousands of United States (“U.S.”) dollars unless otherwise noted(1).

Unaudited	Three months ended December 31		Year ended December 31
	2012	2011	2012	2011
Payable gold ounces produced	31,754	13,864	105,626	67,748
Revenue	$ 51,799	$ 27,769	$ 160,561	$ 105,116
Income (loss) from mine operations	$ 11,825	$ (4,628)	$ 14,178	$ (32,535)
Cash cost per recovered ounce (2)	$ 1,034	N/A(2)	$ 1,358	N/A(2)
(Loss) income before income tax(3)	$ (21,404)	$ (8,708)	$ (27,929)	$ 26,190

1.	Other than number of ounces and cash cost per recovered ounce.
2.

With steady state operations not commencing until June 2012 prior period amounts are not comparable. Cash cost per recovered ounce is a non-GAAP measure without a standardized prescribed meaning, however the Company believes it to be a useful benchmark by which to evaluate the Company’s performance.

3.	Includes a $31.8 million impairment charge on the Company’s Yukon mineral properties further described below.

Company Highlights

  The fourth quarter marked the second consecutive quarter of steady state production at Jerritt Canyon with total recovered ounces of 35,042 and shipped production of 31,754 payable ounces. Fourth quarter gold sales of $51.8 million were recognized on 32,198 ounces, resulting in a second consecutive quarter with positive gross margin and net income from mine operations.
  Development of the Starvation Canyon mine continued during the fourth quarter of 2012 with the commencement of underground decline development. A total of 629 feet of decline development was completed during the period. The project continues to be on schedule for production starting in March 2013, ramping up to 600 tons per day by the end of the second quarter of 2013.
  The Company also completed the remaining work on the second tailings facility and is now in a position to use this facility in 2013 once the original tailings facility has been completely filled in. Work on resurfacing the three rock disposal areas located in areas of historic open pit mining was substantially completed during the quarter. This work was the final item remaining under the Consent Decree issued by the Nevada Division of Environmental Protection, allowing for testing of the runoff from these areas in the spring of 2013.

During the year the Company mined 281,315 tons from the SSX-Steer mine, with significant improvements in production seen in the fourth quarter of 2012 (“Q4 2012”) as necessary development work was completed and due to the increased use of long hole stoping. On average the SSX-Steer mine delivered 1,161 tons per day during Q4 2012, totaling 106,777 tons overall containing 18,008 ounces. Some production shortfalls were experienced in October while further development was performed, and again in late December as much higher than average snow fall impaired the mine’s ability to haul ore to the plant, also affecting electrical power to the SSX-Steer site. Despite these conditions the mine performed at close to 1,200 tons per day for the quarter as a result of previous development work done, and the productivity gains achieved by using long hole stoping methodology.

At the Smith mine, Small Mine Development, LLC (“SMD”) continued to increase production rates in 2012, delivering 405,904 tons for the year and 108,297 tons for Q4 2012 alone, containing 66,515 ounces and 19,092 ounces respectively. The deliveries in Q4 2012 averaged 1,177 tons per day, on target with the budgeted 1,200 tons per day, including a shut down SMD took over the December holidays.

In Q4 2012 development activities commenced at the Company’s third underground mine, Starvation Canyon, located in the mostly unexplored south end of the property, with the construction of the underground portal with over 629 feet of underground decline development completed. Excellent ground conditions have been experienced and development has continued into 2013 with three ore accesses started to date. A total of 1,813 feet were developed as of the end of February 2013 and development is continuing at a rate of 600 feet per month. Access road work was started early in 2013 and is expected to be completed before the end of the first quarter. Widening of the access road is required to allow for on-highway haulage trucks to directly access the site and reduce re-handling of ore. The project continues to be on schedule for production starting in March 2013 and ramping up to 600 tons per day by the end of the second quarter of 2013.

During Q4 2012 297,350 tons were processed through the roaster facility containing an estimated 41,947 ounces of gold, compared with 323,575 tons processed in the third quarter of 2012 containing an estimated 40,538 ounces of gold. In total 35,042 ounces of gold were recovered and 31,754 payable ounces were shipped by the end of the quarter. Overall tonnage processed declined in Q4 2012 by 8% due to a larger portion of harder low-grade stockpile processed in October and wetter ores in late December resulting from significantly higher snowfall. A two day shutdown was taken in October to reline a portion of the dryer to improve its performance in winter conditions, however two additional small shutdowns were taken in the first quarter of 2013 to complete the relining of the dryer due to continuing throughput issues resulting from worse than expected winter conditions. November 2012 mill performance was the best month in 2012 for throughput and averaged 4,086 tons per day.

Financial Results
For the year-ended 2012 the Company realized gold sales of $160.6 million on sales of 100,834 ounces of gold, compared with realized gold sales of $105.1 million on sales of 66,876 ounces of gold in 2011. The higher gold sales were driven from increasing production levels as the roaster facility and the SSX-Steer mine achieved steady state operations late in the second quarter of 2012. In the second half of 2012 the SSX-Steer mine provided an average of 1,113 tons per day and the mill processed an average of 3,374 tons per day.

For the year ended December 31, 2012 the cost of gold was $134.4 million, with the higher costs in the first half of 2012 resulting from several shutdowns arising in the first and second quarter due initially to commissioning issues with the Distributed Control System (mill operating system) installed in January and then substantial operational issues with the bucket elevator installed in fine crushing which resulted in significant downtime in April and May. In June of 2012 the Company replaced the improperly designed bucket elevator with two standard conveyors and has maintained steady state operations at the milling facility since that time.

For Q4 2012 gold sales were $51.8 million from 32,198 ounces of gold produced from Jerritt Canyon compared with gold sales in Q4 2011 of $27.8 million from the sale of 16,850 ounces. The increased production was driven by higher grade ores coming from the fully ramped up SSX-Steer mine (in addition to the Smith mine) as well as steady operations at the milling facility in Q4 2012 compared with a number of scheduled and unscheduled shutdowns occurring in 2011. The Company had largely discontinued receiving ores from Newmont Mining USA Ltd. in the fourth quarter of 2011 and production was primarily from low grade stockpiles and the Smith mine.

Cost of operations in Q4 2012 was $36.3 million or $1,034 per ounce recovered to refinery. Overall the costs were marginally lower than the third quarter of 2012 due to lower milling costs, offset by higher mining costs in the SSX-Steer due to the ramp up in personnel and equipment.

The gross margin for 2012 was $26.2 million compared to a $25.9 million loss for the year ended December 31, 2011. The increased margin is arising from the increased revenue in 2012 resulting from the additional ounces coming from the now producing SSX-Steer mine and the significant improvement in throughput at the Jerritt Canyon processing facility maintained since mid-year. For Q4 2012 the Company achieved a gross margin of $15.5 million compared with a loss of $2.8 million in Q4 2011, primarily driven by the significant increase in production from higher grade Jerritt Canyon mined ore compared with higher cost purchased ore and low grade stockpiles that were processed in Q4 2011.

Jerritt Canyon Exploration
During the twelve months ended December 31, 2012 the Company focused on adding resources and reserves that are not included in the current Life of Mine plan. A total of thirty-three diamond drill holes totalling 31,806 feet were completed from underground drill stations at the Smith and SSX-Steer mines. Fifteen of the diamond drill holes were completed as exploration drill holes at the Smith mine totalling 13,833 feet whereas the other 18 were completed as resource conversion drill holes at both Smith and SSX-Steer mines totalling 17,973 feet.

Ketza River
In 2012 the Company continued its efforts to progress the permit application through the Yukon Environmental and Socio-economic Assessment Board and believes it is on track to receive this approval in 2014 and can commence further development at the property at that time. However, based on the recently observed downturn in the resource industry, specifically in relation to exploration and development stage mining projects, management has taken an impairment charge against the assets of the Yukon properties of $31.8 million to reflect the uncertainty with respect to the recoverability of the carrying value of these properties under current market conditions.

Outlook
The Company is currently focused on achieving sustainable production of approximately 175,000 to 185,000 ounces per year by continuing to develop and mine the two existing underground mines and complete the development of Starvation Canyon mine which is on track for commercial production early in the second quarter. The Company also has plans to open a third portal at the SSX-Steer mine (Saval 4 portal) through which the Company can draw additional ores at comparable grades for at least another year. Management is in discussions with other companies who require a milling facility for processing their ore. The Company expects to begin taking delivery in the second quarter of 2013 of between 500 and 1,500 tons per day of ore from these companies which may provide significant incremental cash flows as well as provide substaintial credits to the largely fixed operating costs at Jerritt Canyon. With the upgrades made to the mill early in 2012 at the Jerritt Canyon property, the Company has substantially completed all remaining items under the Consent Decree and has also completed the second tailings facility and water storage reservoirs except for some minor repairs required to the liner fabric used. The tailings facility is now ready to be put into service in the second quarter of 2013 and reclamation work can commence on the original tailings pond.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.